Exhibit 99.1

Pacific Drilling Board Recommends Initiating Distributions to

Shareholders with a 2015 Distribution of up to $152 Million

LUXEMBOURG (February 25, 2014) — Pacific Drilling S.A. (NYSE: PACD) announced today that the company’s Board of Directors will recommend for approval at the upcoming Annual General Meeting of Shareholders (AGM) distributions to shareholders of up to $152 million in the aggregate to be paid in 2015.

CEO Chris Beckett commented, “I am pleased to report that our Board of Directors will make this recommendation to initiate cash distributions as part of our focus on delivering value to our shareholders. The past five quarters of strong operational performance provide support for these distributions. This level of distribution is well aligned with our balanced capital allocation strategy, which provides for continued growth, return of cash to shareholders and deleveraging.”

The Board will submit a proposal at the 2014 AGM that the Company make cash distributions of up to $152 million in the aggregate to shareholders in 2015, commencing with an initial payment in the first quarter of 2015. The timing, amount and form of the distributions will be subject to the discretion of the Board.

Additional details of the AGM will be provided to shareholders in the Notice of Annual General Meeting.

The declaration of any distribution is subject to shareholder approval and additional requirements under Luxembourg law. The initiation of cash distributions will take into account numerous factors, including but not limited to, committed and projected capital expenditures, targeted growth and performance expectations, and restrictions imposed under our existing debt agreements and any future debt financing agreements. Additionally, any future cash distributions will be determined by us in light of conditions then existing, including our earnings, financial condition, capital requirements, business conditions and other factors.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is a fast growing company that is committed to becoming the industry’s preferred ultra-deepwater drilling contractor. Pacific Drilling’s fleet of eight ultra-deepwater drillships will represent one of the youngest and most technologically advanced fleets in the world. The company currently operates five drillships under customer contract, and has three drillships under construction at Samsung, one of which is under customer contract. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Forward-Looking Statements

Certain statements and information contained in this press release (and oral statements made regarding the subjects of this press release) constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements specifically include statements involving cash distributions to shareholders. These forward-looking statements are based on our current expectations and beliefs, and while management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments will be those that we anticipate. Our forward-looking statements regarding the timing and amount of cash distributions to shareholders (whether of share capital or share premium) are subject to shareholder approval, the requirements of Luxembourg law, and are dependent on our company realizing projected cash flows, which could be materially impacted by numerous factors, including many factors that are outside of our control. Important factors that could cause actual results to differ materially from those provided in our forward-looking statements contained in this press release include, but are not limited to: our ability to secure and maintain drilling contracts, including possible cancellation or suspension of drilling contracts as a result of mechanical difficulties, performance or other reasons; unplanned downtime and other risks associated with offshore rig operations, including unscheduled repairs or maintenance; risks inherent in shipyard rig construction, repair, maintenance or enhancement; changes in worldwide rig supply and demand, competition and technology; future levels of offshore drilling activity; future client contract opportunities; environmental and other liabilities, risks or losses; governmental regulatory, legislative and permitting requirements affecting drilling operations; governmental action, civil unrest and political and economic uncertainties; and terrorism, piracy and military action.

For additional information regarding known material risk factors that could cause our actual results to differ from our projected results, please see our filings with the Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F and Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s Electronic Data and Analysis Retrieval System at www.sec.gov.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Contact:	Amy Roddy
Pacific Drilling
+1 832 255 0502
Investor@pacificdrilling.com

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